UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of November 2013

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

Philippe Capron to join Veolia Environnement as

Senior Executive Vice President and Chief Financial Officer

Paris, November 7, 2013. Philippe Capron is appointed Senior Executive Vice President and Chief Financial Officer, and will join Veolia Environnement in January 2014.

In this capacity, and in line with the transformation strategy defined and implemented over the last 18 months by Chairman and Chief Executive Officer Antoine Frérot, Philippe Capron will be responsible for directing the Group’s finances, and in particular for continuing its financial restructuring, overseeing the whole finance function within the new organization based on geographical areas implemented in July 2013, and contributing to the execution of the Group’s strategy. Mr. Capron will be a member of the Executive Committee.

Philippe Capron (aged 55) is a graduate of the Ecole des Hautes Etudes Commerciales (HEC), the Paris Institut d’études politiques and the Ecole Nationale d’Administration (ENA), and is currently Chief Financial Officer of Vivendi and a member of its Management Board.

He began his career as an assistant to the Chairman and Secretary of the Board of Directors of Sacilor between 1979 and 1981, before joining the French Finance Inspectorate upon leaving the ENA in 1985. He was an Adviser to the Chairman and Chief Executive Officer of Duménil Leblé from 1989 to 1990, then Managing Director and a member of the Management Board of Banque Duménil Leblé (Cérus Group) between 1990 and 1992, before joining the strategy consulting firm Bain&Company as a Partner, from 1992 to 1994. International Development Director of the Euler Group from 1994 to 1997, he was Chairman and Chief Executive Officer of Euler-SFAC from 1998 to 2000. In November 2000, he joined the Usinor Group as Chief Financial Officer. In 2002, he was appointed Executive Vice President of the Arcelor Group, responsible for the packaging steels division, and then for the international distribution and trading businesses, before becoming the Group’s Chief Financial Officer in 2006. Philippe Capron joined Vivendi in 2007.

Photos available upon request.

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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With 220,000 employees*, the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in three complementary segments: water management, waste management and energy management. Veolia Environnement recorded revenue of €29.4 billion* in 2012.

(*) Excluding Transdev employees and revenues currently under divestment

Contacts

Press	Analysts and Investor Relations
Laurent Obadia – Sandrine Guendoul	Ronald Wasylec +33 (0)1 71 75 12 23
+ 33 (0)1 71 75 12 52	Ariane de Lamaze +33 (0)1 71 75 06 00
sandrine.guendoul@veolia.com	Terri Anne Powers (USA) +1 312 552 2890

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 8, 2013

VEOLIA ENVIRONNEMENT

By:    /s/ Antoine Frérot
Name: Antoine Frérot

Title: Chairman and Chief Executive Officer